UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

(Amendment No. 7)

COMPUTER TASK GROUP, INCORPORATED

(Name of Subject Company)

CHICAGO MERGER SUB, INC.

(Offeror) A Wholly Owned Subsidiary of

CEGEKA GROEP NV

(Offeror)

COMMON STOCK, $0.01 PAR VALUE

(Title of Class of Securities)

205477102

(CUSIP Number of Class of Securities)

Stephan Daems

Cegeka Groep NV

Chief Financial Officer

Corda3, Kempische Steenweg 307

B-3500 Hasselt

Belgium

+32 11 24 02 34

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

with copies to:

Jonathan Klein

Brian Wohlberg

DLA Piper LLP (US)

1251 6th Ave.

New York, NY 10020

212-335-4902

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☒

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 7 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO, filed by Chicago Merger Sub, Inc., a New York corporation (“Merger Sub”) and a wholly owned subsidiary of Cegeka Groep NV, a Belgian limited liability company (“Parent” or “Cegeka”), with the U.S. Securities and Exchange Commission on August 23, 2023 (together with any subsequent amendments and supplements thereto, the “Schedule TO”). The Schedule TO relates to the offer by Merger Sub to purchase all of the outstanding shares of common stock, par value $0.01 per share (“Shares”), of Computer Task Group, Incorporated, a New York corporation (the “Company” or “CTG”), at a price of $10.50 per Share, net to the seller in cash, without interest and less any applicable withholding taxes, upon the terms and subject to the conditions set forth in the offer to purchase dated August 23, 2023 (the “Offer to Purchase”) and in the accompanying Letter of Transmittal, which are annexed to and filed with the Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively, which, as each may be amended or supplemented from time to time, collectively constitute the “Offer.” This Amendment is being filed on behalf of Merger Sub and Parent. Unless otherwise indicated, references to sections in the Schedule TO are references to sections of the Offer to Purchase.

Except as otherwise set forth in this Amendment, the information set forth in the Schedule TO remains unchanged. Capitalized terms used but not defined herein have the meaning ascribed to them in the Schedule TO.

Items 1 through 9 and Item 11.

The Offer to Purchase and Items 1 through 9 and Item 11 of the Schedule TO, to the extent such Items incorporate by reference the information contained in the Offer to Purchase, are hereby amended and supplemented as set forth below:

(1)	The information set forth in the Offer to Purchase is amended and supplemented by adding the following text thereto:

“Final Results of the Offer and Completion of Merger.

The Offer expired as scheduled one minute after 11:59 p.m., Eastern Time, on December 12, 2023 (12:00 midnight, Eastern Time, on December 13, 2023). Computershare Trust Company, N.A. (the “Depositary and Paying Agent”) has advised that, as of that time, 12,806,181 Shares had been validly tendered and not validly withdrawn in the Offer. Such tendered Shares represent approximately 73.79% of the outstanding Shares. In addition, 339,327 Shares were tendered through notices of guaranteed delivery in the form accompanying the Offer (“Notices of Guaranteed Delivery”) with respect to Shares that had not been delivered in settlement or satisfaction of such guarantees, representing approximately 1.96% of the outstanding Shares. Merger Sub has accepted for payment all Shares validly tendered and not validly withdrawn (other than Shares tendered through Notices of Guaranteed Delivery with respect to Shares that had not been delivered in settlement or satisfaction of such guarantees prior to such acceptance) and will promptly pay for such Shares in accordance with the terms of the Offer.

The number of Shares (excluding Shares with respect to which Notices of Guaranteed Delivery were received but which Shares were not yet delivered) tendered satisfied the Minimum Condition (as defined in the Merger Agreement). As the Minimum Condition and each of the other conditions of the Offer have been satisfied (or waived), Merger Sub has accepted for payment all Shares that were validly tendered and not validly withdrawn pursuant to the Offer.

On December 13, 2023, pursuant to the Merger Agreement, Merger Sub exercised the Top-Up Option pursuant to which the Company will issue 28,132,349 Shares (the “Top-Up Option Shares”) to Merger Sub for an aggregate purchase price of $295,389,662.52, representing a purchase price of $10.50 per Share. Merger Sub paid the purchase price for the Top-Up Option Shares in full by (i) delivery to the Company of $281,323.49 in cash and (ii) execution and delivery to the Company of a promissory note in the principal amount of $295,108,339.03 having terms as set forth in the Merger Agreement. The Top-Up Option Shares, when added to the Shares owned by Parent and Merger Sub at the time of the exercise of the Top-Up Option, will represent one Share more than 90% of the Shares outstanding on a fully-diluted basis immediately after the issuance of the Top-Up Option Shares. The Top-Up Option Share will be issued as a private placement pursuant to an exemption from registration provided by Section 4(a)(2) of the Securities Act of 1933, as amended.

Following the issuance of the Top-Up Option Shares, Merger Sub intends to effect a short-form merger with the Company under the NYBCL. The Merger is expected to be consummated on December 13, 2023, at which time the Company will become a wholly owned subsidiary of Parent. Pursuant to the Merger Agreement, each Share that was issued and outstanding immediately prior to the Effective Time (other than Shares owned directly or indirectly by the Company, Parent or Merger Sub) will be converted automatically into the right to receive the Merger Consideration (subject to appraisal rights). The Depositary and Paying Agent will mail to the remaining former shareholders of the Company materials necessary to exchange their former Shares for such payment.

As promptly as practicable after the consummation of the Merger, Parent intends to cause all Shares to be delisted from NASDAQ and deregistered under the Exchange Act, after which the Company will no longer have reporting obligations under the Exchange Act.

On December 13, 2023, Parent and the Company issued a joint press release announcing the expiration and results of the Offer. The full text of the press release is attached as Exhibit (a)(1)(k) hereto and is incorporated herein by reference.”

Item 1.	Exhibits.

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibit:

Exhibit No.	Description

(a)(1)(K)	Joint Press Release issued by Cegeka Groep NV and Computer Task Group, Incorporated on December 13, 2023.

SIGNATURES

After due inquiry and to the best of their knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: December 13, 2023

CHICAGO MERGER SUB, INC.

By:	/s/ Stijn Bijnens
Name:	Stijn Bijnens
Title:	President

CEGEKA GROEP NV

By:	/s/ Stijn Bijnens
Name:	Stijn Bijnens
Title:	Legal representative of ID&D NV, Managing Director and CEO

By:	/s/ Stephan Daems
Name:	Stephan Daems
Title:	Legal representative of Edsacon BV, Director and CFO